Kationx Corp.



ANNUAL REPORT

442 Fourth Ave

Indialantic, FL 32903

0

kationx.com

This Annual Report is dated June 15, 2021.

BUSINESS

Kationx was originally formed in Florida in 2018 and then redomiciled to Delaware 2019. Kationx Corp. develops, manufactures, and sells innovative materials technology to industrial and commercial markets. Kationx products fix difficult problems for its customers, disrupting markets by delivering unprecedented value. Markets are expanding and already include wastewater, HAZMAT handling, janitorial/sanitation, and horizontal directional drilling.

Kationx Corp. sells B2B, and most of its current customers are local government utilities and government contractors. Sales are recurring, and customers typically adopt a second product. Products are sold by the 25-pound/5-gallon bucket, or on multi-bucket pallets.

Kationx products remove hydrogen sulfide and odors from sewers and confined spaces; achieve regulatory compliance for waters discharged from wastewater treatment plants; and improve boring and pulling results for horizontal directional drilling. The company has two new product launches pending, and a pipeline of new products in research, development, testing, and evaluation.

Kationx products provide value by improving operations outcomes while reducing customer risks and costs. The company's technology is counterintuitive, offering a green paradigm shift away from 20th century reactive chemistries that are typically dangerous, toxic, and difficult/complex to handle. Kationx provides simplicity, allowing stretched resources to get more done in a day, with less stress.

Kationx Corp. currently has the following three products on the market.

KCD specializes in F.O.G. (fat, oils and grease) removal. It emulsifies F.O.G. while also achieving some odor reduction in lift stations.

KCD-X is a rugged, reliable all-in-one wastewater collections system treatment that controls/removes Odor, H2S, and FOG with instant results. KCD-X simultaneously treats AIR + WATER phases inside infrastructure, delivering persistence that lasts for 1-2 weeks. The reduction in harmful and noxious gases prevents corrosion, extends the life of equipment, and reduces the need for costly maintenance.

SETTApHY is a powerful, all-natural kationic wastewater flocculant. Once added to water, this attracts and aggregates suspended solids, allowing them to settle out of solution. The powder is extremely easy-to-use, flocculating FOG, biosolids, nitrates, nitrites, phosphates and other organic and inorganic solids within minutes. SETTApHY reduces nitrogen, phosphorus, sulfur and metallic ion loading in wastewater effluent. This cuts down on the potential for algal blooms in runoff and disposal areas.

All of our products are non-toxic, non-corrosive, operator and site safe. 100% GREEN and environmentally friendly.

Previous Offerings

Between 2020 and 2019, we sold 0 [shares of common stock] in exchange for $0 per share under Regulation Crowdfunding.

Prior to 12/31/2020, we have sold 2,223,210 common shares and 1,892,219 preferred shares.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

2020 net loss of (766,929)

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $16,967.00. [*The Company intends to raise additional funds through an equity financing*.]

Debt

Northern Trust: $13,000.00
Cox Family Trust: $253,279.87
SBA: $20,700.00

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

No Change

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

No Change

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 25,000,000 shares of common stock, par value $.72 per

share. As of February 28, 2021, 2,082,913 - shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.
[Add any preferred stock authorized and/or issued]

[Insert dividends, redemption and other provisions included in Reg CF if applicable]

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Kationx Corp. was formed on March 2, 2018. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Kationx Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Kationx Corp. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns patents, trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Kationx Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Kationx Corp. could harm our reputation and materially negatively impact our financial condition and business.

Technology Risk

Unforeseen inventions or innovations may render current wastewater technology, infrastructure and engineering state-of-the-art irrelevant or incompatible with emerging capabilities.

Competitor Risk

Competitors may infringe upon Kationx Corp. inventions or introduce unforeseen technologies that reduce the company's competitive advantages.

Force Majeure

The company may encounter manmade or natural disasters that impede or destroy the company's ability to perform any or all of its operations.

Industrial Operations

Kationx products are used in a growing variety of industrial operations and settings, which are inherently dangerous. Handling and moving heavy buckets and pallets are especially dangerous and have inherent risks. Users should always wear proper personal protective equipment when using Kationx products as directed on product labels and other relevant technical information provided by the company.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 15, 2021.

Kationx Corp.

By /s/ *Glenn Jackson*

      Name: Glenn Jackson

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS



KATIONX CORP.
A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

February 29, 2020 and February 28, 2019

KATIONX CORP.

Years Ended December February 29, 2020 and February 28, 2019

Table of Contents



INDEPENDENT ACCOUNTANTS' REVIEW REPORT



A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of Kationx Corp.
Indialantic, Florida

We have reviewed the accompanying financial statements of Kationx Corp. ("the Company"), which comprise the balance sheets as of February 29, 2020 and February 28, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year ended February 29, 2020 and the period from March 14, 2018 (inception) to February 28, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations, has negative working capital, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

January 29, 2021

KATIONX CORP.

BALANCE SHEETS

February 29, 2020 and February 28, 2019

(unaudited)

		2020		2019
Assets				
Current assets				
Cash and cash equivalents	$	16,967	$	11,027
Accounts receivable, net		19,281		-
Receivables, related parties		-		7,909
Inventory		34,340		46,317
Prepaid expenses		3,185		-
Total current assets		73,773		65,253
Property and equipment, net		9,876		8,176
Intangible assets, net		28,878		16,856
Deposits		5,101		3,468
Total assets	$	117,628	$	93,753
Liabilities and stockholders' equity				
Current liabilities				
Accounts payable and accrued expenses	$	48,798	$	-
Shareholder advances		254,084		220,760
Line of credit, current portion		98,630		62,530
Total current liabilities		401,512		283,290
Total liabilities		401,512		283,290
Commitments and contingencies		-		-
Stockholders' equity				
Preferred stock, 889,284 and 0 shares issued and outstanding at February 29, 2020 and February 28, 2019, respectively		89		-
Common stock, 18,875,601 and 15,785,133 shares issued and outstanding at February 29, 2020 and February 28, 2019, respectively		1,888		1,578
Additional paid-in capital		946,474		238,040
Treasury stock		(36,250)		-
Accumulated deficit		(1,196,084)		(429,155)
Total stockholders' equity		(283,884)		(189,537)
Total liabilities and stockholders' equity	$	117,628	$	93,753

See independent accountants' review report and accompanying notes to the financial statements.

KATIONX CORP.
STATEMENTS OF OPERATIONS
For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019
(unaudited)

	2020	2019
Sales, net	$ 78,172	$ 11,880
Cost of goods sold	(19,544)	(49,481)
Gross profit (loss)	58,628	(37,601)
Operating expenses		
Contractors	374,309	137,108
General and administrative	155,700	136,200
Professional fees	153,962	38,074
Rent	67,337	43,874
Insurance	36,646	18,798
Travel	20,184	14,823
Research and development	6,585	-
Depreciation and amortization	2,315	924
Stock based compensation - contractors	-	549
Total operating expenses	817,038	390,350
Loss from operations	(758,410)	(427,951)
Other expense		
Interest expense	8,519	1,204
Net loss before income taxes	(766,929)	(429,155)
Provision for income taxes	-	-
Net loss	$ (766,929)	$ (429,155)

See independent accountants' review report and accompanying notes to the financial statements.

3

KATIONX CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019

(unaudited)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Treasury Stock	Accumulated Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount				
Balance on March 14, 2018	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock to founders	-	-	9,131,350	913	(913)	-	-	-
Issuance of common stock for cash	-	-	1,160,000	116	238,953	-	-	239,069
Issuance of common stock for services	-	-	5,493,783	549	-	-	-	549
Net loss	-	-	-	-	-	-	(429,155)	(429,155)
Balance on February 28, 2019	-	-	15,785,133	1,578	238,040	-	(429,155)	(189,537)
Issuance of stock for cash	889,284	89	6,175,224	618	708,126	-	-	708,832
Repurchase of shares	-	-	(3,084,756)	(308)	308	(36,250)	-	(36,250)
Net loss	-	-	-	-	-	-	(766,929)	(766,929)
Balance on February 29, 2020	889,284	$ 89	18,875,601	$ 1,888	$ 946,474	$ (36,250)	$ (1,196,084)	$ (283,884)

See accountants' review report and accompanying notes to the financial statements.

4

KATIONX CORP.

STATEMENTS OF CASH FLOWS

For the Year Ended February 29, 2020 and Period from March 14, 2018 (inception) Ended February 28, 2019

(unaudited)

	2020	2019
Cash flows from operating activities		
Net loss	$ (766,929)	$ (429,155)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	2,315	924
Stock-based compensation	-	549
Changes in operating assets and liabilities:		
Accounts receivable	(19,281)	-
Receivables, related party	7,909	(7,909)
Inventory	11,977	(46,317)
Prepaid expenses	(3,185)	-
Deposits	(1,633)	(3,468)
Accounts payable and accrued expenses	48,798	-
Net cash used by operating activities	(720,029)	(485,376)
Cash flows from investing activities		
Payments for the purchase of property and equipment	(3,000)	(8,518)
Payments for the purchase of intangible assets	(13,037)	(17,438)
Net cash used by investing activities	(16,037)	(25,956)
Cash flows from financing activities		
Proceeds from issuance of common stock	708,832	239,069
Net proceeds (payments) on line of credit	36,100	62,530
Proceeds from shareholder advances	33,324	220,760
Purchase of treasury stock	(36,250)	-
Net cash provided by financing activities	742,006	522,359
Net increase in cash and cash equivalents	5,940	11,027
Cash and cash equivalents, beginning	11,027	-
Cash and cash equivalents, ending	$ 16,967	$ 11,027
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Kationx Corp. ("the Company") was incorporated on March 14, 2018 under the laws of the State of Florida, and subsequently amended its state of incorporation on May 22, 2019 to the State of Delaware. The Company is headquartered in Indialantic, Florida. The Company manufactures environmentally safe products to be utilized in wastewater treatment and horizontal directional drilling industries.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended February 29, 2020, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company recognizes revenue primarily from the sale of its products which the Company has determined consists of a single performance obligation to deliver purchased product to the customer.

As of February 29, 2020, approximately 38% of revenue was with two customers. There was no revenue concentration as of February 28, 2019.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of operations.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At February 29, 2020 and February 28, 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Accounts Receivable and Allowance for Uncollectible Accounts

The Company recognizes an allowance for losses on accounts receivable deemed to be uncollectible. The allowance is based on an analysis of historical bad debt experience as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers changes any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance four uncollectible accounts. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and credit to the allowance. At February 29, 2020 and February 28, 2019, the Company determined no allowance for uncollectible accounts was necessary.

At February 29, 2020, approximately 89% of accounts receivable were from two customers. There were no accounts receivable as of February 28, 2019.

Inventory

Inventory is stated at the lower of cost or market value and is account for using the first-in-first-out method ("FIFO"). The Company analyzes inventory per any potential obsolescence, and records impairment and obsolescence reserve against inventory as deemed necessary. During the years ended February 29, 2020 and February 28, 2019, the Company determined no such impairment charge necessary.

Property and Equipment

Property and equipment, which consists of computers and related equipment, is recorded at cost. Depreciation is provided over the estimated 3-5 year useful lives of the related assets using the straight-line method for financial statement purposes. Additions and improvements are capitalized while routing repairs and maintenance are charged to expense as incurred. Upon sale or disposition, the recorded asset cost and accumulated depreciation are removed from accounts and the net amount, less proceeds received from disposal, is charged or credited to other income or expense. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at February 29, 2020 and February 28, 2019.

Depreciation expense for the years ended February 29, 2020 and February 28, 2019, was $1,300 and $342, respectively.

Intangibles

Intangible assets purchased or developed by the Company, which consists of patent and trademark costs, are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at February 29, 2020 and February 28, 2019.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended February 29, 2020 and February 28, 2019, the Company recognized $34,416 and $11,205 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 *Compensation – Stock Compensation.* Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.

The Company accounts for non-employee stock-based compensation in accordance with ASC Section 505 *Equity Based Payments to Non-Employees.* Under the fair value recognition provisions of ASC 505, stock-based compensation cost is measured at the earlier of purchase commitment or performance completion, based on the fair value of the award, and is recognized as expense as the purchase commitment is settled.

Research and Development Costs

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

The federal net operating loss carryforwards are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The following table outlines the estimated deferred tax assets of the Company at February 29, 2020 and February 28, 2019:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ 195,722	$ 32,820
Intangible assets	10,802	15,099
Total deferred tax asset	206,524	47,919
Valuation allowance	(206,524)	(47,919)
Deferred tax asset, net	$ -	$ -

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases. The amendment requires organizations that lease assets, referred to as 'lessees', to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. The amendment also requires disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. In June 2020, the FASB issued ASU 2020-05 which delayed the effective date of ASU 2016-02 to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. The Company is currently evaluation the effect that the updated standard will have on the financial statements and related disclosures.

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through January 29, 2021, the date these financial statements were available to be issued, and identified the following:

In March 2020, the Company converted shareholder advances of $254,084 into a promissory note payable.

In May 2020, the Company received proceeds of $21,000 through the issuance of a promissory note pursuant to the Economic Injury Disaster Loan program. The loan carries interest at 3.75% per annum and payments will begin in May 2021, with maturity of the loan in May 2051.

In November 2020, the Company authorized and designated 23,000,000 and 2,000,000 as Class A and Class B common stock. Class B common stock does not carry voting rights. Also, in November 2020, the Company authorized and designated 3,346,720 preferred stock as Series Seed Preferred Stock. Class A common stock votes on all matters impacting the Company. Class B common shares have no voting rights on corporate matters. Series Seed Preferred Stock carries similar rights and privileges as described in Note 8, except that they are convertible in to common stock at a conversion price that is subject to adjustment based on equation of common shares relative to a fraction of outstanding Series Seed Preferred shares.

The Company issued 889,284 shares of preferred stock and common stock for total cash proceeds of $200,000.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $1,196,084 and has negative working capital which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product and services, and its ability to generate positive operational cash flow.

The Company has secured a contract with the State of Florida to license and sell its products. Additionally, the majority of outstanding debt obligations are due to the Company's Chief Executive Officer, who would defer required principal payments, if necessary. Lastly, the Company has already secured commitments of equity investments of approximately $115,000 pursuant to ongoing Regulation CF capital raise. These factors lead management to conclude that the substantial doubt about the Company's ability to continue as a going concern is alleviated.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures or fund its operations. As a result, the Company may be required to significantly reduce, reorganize, discontinue or shut down its operations. The financial statements do not include any adjustments that might result from this uncertainty.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company accrues for loss contingences associated with outstanding litigation, claims and assessments for which management has determined it is probably that a loss contingency exists, and the amount of loss can be reasonably estimated. Costs for professional services associated with litigation claims are expensed as incurred. As of February 29, 2020 and February 28, 2019, the Company has not accrued or incurred any amounts for litigation matters.

Contingencies

A novel strain of coronavirus, or COVID-19, has spread throughout Asia, Europe, and the United States, and has been declared to be a pandemic by the World Health Organization. Our business plans have not been significantly impacted by the COVID-19 outbreak. However, we cannot at this time predict the specific extend, duration, or full impact that the COVID-19 outbreak will have on our financial condition, operations, and business plans for 2020. Our operations have adapted social distancing and cleanliness standards and we may experience delays in anticipated timelines and milestones.

NOTE 4 – RELATED PARTY TRANSACTIONS

During the years ended February 29, 2020 and February 28, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing and were converted into a promissory note in March 2020 (see Note 1). At February 29, 2020 and February 28, 2019, the amount of advances outstanding is $254,084 and $220,760, respectively.

During the year ended February 28, 2019, the Company advanced funds to shareholders. These advances are non-interest bearing and were repaid during the year ended February 29, 2020. At February 29, 2020 and February 28, 2019, the amount of advances outstanding is $0 and $7,909, respectively, and are recorded under 'Receivables' on the balance sheets.

NOTE 5 – INTANGIBLE ASSETS

Intangible assets consist of the following at February 29, 2020 and February 28, 2019:

	2020	2019
Patents	$ 30,475	$ 17,438
Accumulated amortization	(1,597)	(582)
Intangible assets, net	$ 28,878	$ 16,856

Amortization expense for the years ended February 29, 2020 and February 28, 2019, was $1,015 and $582, respectively.

NOTE 6 – LINE OF CREDIT

The Company has a line of credit agreement for proceeds up to $200,000. The line of credit bears interest at 3.25% plus the overnight LIBOR rate. The line of credit agreement matured March 2020 and was subsequently extended through March 2021.

The Company recognized interest expense of $8,519 and $1,204 during the years ended February 29, 2020 and February 28, 2019, respectively.

NOTE 7 – COMMON STOCK

At both February 29, 2020 and February 28, 2019, the Company has 25,000,000 and 50,000,000, $.0001 par value, shares of common stock authorized, with 18,875,601 and 12,785,133 shares issued and outstanding, respectively.

During the year ended February 28, 2019, the Company issued 5,493,783 shares of common stock for compensation to contractors, valued at $549, and 10,291,350 shares of common stock for cash proceeds of $239,069, which includes 9,131,350 shares issued to founders for $913.

During the year ended February 29, 2020, the Company issued 6,175,224 shares of common stock for proceeds of $708,832.

During the year ended February 29, 2020, the Company repurchased 3,084,756 of common shares for $36,250.

NOTE 8 – PREFERRED STOCK

The Company has 5,000,000, $.0001 par value shares of preferred stock authorized at February 29, 2020. There were not authorized preferred shares at February 28, 2019. There were no issuances of preferred shares in the years ended February 29, 2020 or February 28, 2019.

Holders of preferred shares of the Company receive liquidation preference in any liquidation, dissolution, or winding up of the Company, and participate in voting matters in an amount equal to the number of common shares in which the preferred shares may be converted. Each share of preferred stock is convertible, at the option of the holder, at any time, and without the payment of additional consideration, into fully paid and nonassessable common stock initially one a one to one basis. There are adjustments for future conversions should there be certain dividends and or distributions to common stock holders as discussed in the company's amended articles of incorporation.

NOTE 9 – OPERATING LEASE

The Company leases office space, warehouse space, and equipment to be used in operations. The leased office space lease and equipment lease expires in March 2022 and March 2021, respectively. The warehouse lease agreement terminated during the year ended February 29, 2020. The following is schedule of minimum rental payments required under the operating lease agreements for the following fiscal years:

2021	$	29,196
2022		29,234
2023		5,046
2024		-
2025		-
Thereafter		-

For the years ended February 29, 2020 and February 28, 2019, the Company recognized rent expense of $67,337 and $43,874, respectively.

CERTIFICATION

I, Glenn Jackson, Principal Executive Officer of Kationx Corp., hereby certify that the financial statements of Kationx Corp. included in this Report are true and complete in all material respects.

Glenn Jackson

Principal Executive Officer